

旭日企業有限公司
Glorious Sun Enterprises Limited


JEANSWEST
眞維斯

(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

May 2, 2003

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


03050882


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2003
WASH. D.C. SECTION
155

Attn: Mr. Frank Zarb

Dear Sirs

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated April 17, 2003 regarding the final results for the nine months ended December 31, 2002 published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 22, 2003;

2. The Company's announcement dated April 28, 2003 regarding the notice of annual general meeting published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 28, 2003;

3. The Company's 2002 annual report;

4. An explanatory statement dated April 30, 2003 in relation to the repurchase mandate of the Company; and

5. A proxy form for the Company's 2003 annual general meeting.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

.../2





旭日企業有限公司
Glorious Sun Enterprises Limited


JEANSWEST
眞維斯

(Incorporated in Bermuda with limited liability)

Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Timon Liu
Company Secretary

Encls

cc Ms Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms Eugenia Lee & Ms Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓





旭日企業有限公司

Glorious Sun Enterprises Limited


JEANSWEST
眞維斯

(Incorporated in Bermuda with limited liability)

Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

May 2, 2003

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn: Mr. Frank Zarb

Dear Sirs

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated April 17, 2003 regarding the final results for the nine months ended December 31, 2002 published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 22, 2003;

2. The Company's announcement dated April 28, 2003 regarding the notice of annual general meeting published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 28, 2003;

3. The Company's 2002 annual report;

4. An explanatory statement dated April 30, 2003 in relation to the repurchase mandate of the Company; and

5. A proxy form for the Company's 2003 annual general meeting.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2003
WASH. D.C. 155 SECTION

Seltr.doc/13

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓


旭日企業有限公司
Glorious Sun Enterprises Limited

(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Timon Liu
Company Secretary

Acknowledge receipt by :

Name :
Date :

Encls

cc Ms Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms Eugenia Lee & Ms Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

Seltr.doc/14

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：（八五二）二二六三 三〇〇〇 傳真：（八五二）二三四三 三二一七

F/PFR/037/V2.0





GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS
FOR THE NINE MONTHS PERIOD FROM 1 APRIL 2002 TO 31 DECEMBER 2002

FINAL RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the nine months ended 31 December 2002 together with the comparative figures for the year ended 31 March 2002 as follows:

	Notes	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 March 2002 HK$'000
TURNOVER	(2)	2,436,567	2,924,850
Cost of sales		(1,423,002)	(1,693,723)
GROSS PROFIT		1,013,565	1,231,127
Other revenue and gains		77,435	89,216
Selling and distribution costs		(470,415)	(602,878)
Administrative expenses		(316,790)	(412,350)
Other operating expenses		(70,615)	(46,426)
Gain/(loss) on disposal of subsidiaries		(1,541)	8,010
PROFIT FROM OPERATING ACTIVITIES	(3)	231,639	266,699
Finance costs		(15,723)	(31,691)
Share of profits and losses of:			
– Jointly-controlled entities		2,344	4,720
– Associates		23,376	27,609
PROFIT BEFORE TAX		241,636	267,337
Tax	(4)	(53,194)	(19,977)
PROFIT BEFORE MINORITY INTERESTS		188,442	247,360
Minority interests		(60,362)	(94,595)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		128,080	152,765
DIVIDENDS	(5)	102,060	102,060
TRANSFER TO NON-DISTRIBUTABLE RESERVE		(237)	(936)
		HK cents	HK cents
EARNINGS PER SHARE			
Basic	(6a)	12.80	15.27
Diluted	(6b)	N/A	N/A

Notes:

(1) Adoption of new and revised Statement of Standard Accounting Practice ("SSAPs")

In the current period, the Group has adopted, for the first time, the following new and revised SSAPs issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to changes in the Group's accounting policies and introduction of additional and new disclosure requirement in the financial statements. In addition, certain comparative figures for the prior year have been restated in order to achieve a consistent presentation.

SSAP 1 (Revised)	:	"Presentation of financial statements"
SSAP 11 (Revised)	:	"Foreign currency translation"
SSAP 15 (Revised)	:	"Cash flow statements"
SSAP 34	:	"Employee benefits"

Details of changes to the Group's accounting policies and the effects of adopting these new policies are set out in the annual report for the period ended 31 December 2002 of the Group.

(2) Segment Information

An analysis of the Group's turnover and results by business segments and geographical locations are set out below:

Business segments

	Period from 1 April 2002 to 31 December 2002 Retail operation HK$'000	Export operation HK$'000	Other operation HK$'000	Consolidated HK$'000
Segment revenue:				
Sales to external customers	1,252,698	981,686	202,183	2,436,567
Other revenue and gains	3,766	29,496	33,365	66,627
Total revenue	1,256,464	1,011,182	235,548	2,503,194
Segment results	113,959	77,781	52,544	244,284
Interest income and unallocated revenue				10,808
Unallocated expenses				(23,453)
Profit from operating activities				231,639
Finance costs				(15,723)
Share of profits and losses of:				
Jointly-controlled entities		1,083	1,261	2,344
Associates		23,376		23,376
Profit before tax				241,636
Tax				(53,194)
Profit before minority interests				188,442
Minority interests				(60,362)
Net profit from ordinary activities attributable to shareholders				128,080

(5) Dividends

	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 March 2002 HK$'000
Interim – HK2.70 cents (Year ended 31 March 2002: HK2.70 cents) per ordinary share	27,016	27,016
Proposed final – HK7.50 cents (Year ended 31 March 2002: HK7.50 cents) per ordinary share	75,044	75,044
	102,060	102,060

(6) Earnings per share

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the period of HK$128,080,000 (Year ended 31 March 2002: HK$152,765,000) and 1,000,584,000 (Year ended 31 March 2002: 1,000,584,000) shares in issue during the period.

(b) *Diluted earnings per share*

As the subscription prices of the share options outstanding during the period ended 31 December 2002 and year ended 31 March 2002 are higher than the respective average market price of the Company's shares during the period ended 31 December 2002 and year ended 31 March 2002, there is no dilution effect on the basic earnings per share.

(7) Change of accounting year end date

As announced on 3 December 2002, the directors of the Company have resolved to change the Company's accounting year end date from 31 March to 31 December. Accordingly the consolidated profit and loss account and related notes covered a nine month period from 1 April 2002 to 31 December 2002 which may not be comparable with the comparative figures for the year ended 31 March 2002.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of 7.50 HK cents (year ended 31 March 2002: 7.50 HK cents) per share for the nine months ended 31 December 2002 at the forthcoming Annual General Meeting to be held on Thursday, 5 June 2003. The final dividend amounting to HK$75,044,000, if approved by the shareholders, is expected to be paid on or around Thursday, 12 June 2003 to those shareholders whose names appear on the Register of Members on Thursday, 5 June 2003.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, 30 May 2003 to Thursday, 5 June 2003, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Thursday, 29 May 2003.

GROUP RESULTS

In the nine month period of the financial year ended 31 December 2002, the global economic outlook fluctuated. At the beginning of the year, the market was quite optimistic about economic recovery. However in the wake of the accounting scandals, disappointing corporate earnings and weak dollars as well as the uncertainties related to the Iraqi war, capital investments faltered and the global equity markets slipped. The retail sentiment in US then turned sluggish. Even in this unfavorable environment, the Group's results, when annualized, still had an increase of 11.79% when compared with the previous year. It was attributed to the Management's adherence to the strategy of prudent financial management, balanced development and alertness to market changes.

North America was our main export market. During the period, although we experienced the pricing pressure and were caught by the port strike in the West Coast, our total export volume still increased when compared on a month-to-month basis with the previous year. The retail operations in Australia turned around and became profitable. In Mainland China, the economic activities were still very buoyant. Although the market was very competitive, the Group's retail business still managed to have a double-digit growth in both turnover and same store sales. Both our market share and profits increased. Jeanswest had established its position as one of the most favourable brands in casual wears there.

In the period under review, our balance sheet was sound and solid. Inventory level was further improved. Sufficient asset provision had been made. As at 31 December 2002 the net cash in hand amounted to HK$659,029,000 (31 March 2002: HK$555,236,000). The Management took the view that the Group had made all necessary preparations to meet with challenges arising from any possible adversity. In the nine month period of this financial year, the Group made a profit attributable to shareholders of HK$128,080,000 (Year ended 31 March 2002: HK$152,765,000) on a turnover of HK$2,436,567,000 (year ended 31 March 2002: HK$2,924,850,000).

Review of Operations

Retailing

In the period under review, our retail operations performed well. The Australian operation, which suffered losses last year had turned around and became profitable notwithstanding the reduction in the number of shops resulted from the disposal of the New Zealand Network. In Mainland China the growth in the number of self-managed shops was stable. The desirable growth rate in same store sales contributed to the continuing growth in overall performance. Double-digit growth in turnover was achieved when compared on a month-to-month basis with last year. Inventory turnover days improved from the previous 61 days to 59 days. The total number of shops in our network as at 31 December 2002 was 806 (31 March 2002: 724 shops) including 158 franchised shops (31 March 2002: 57 shops). In the nine month period ended 31 December 2002, total retail turnover amounted to HK$1,252,698,000 (year ended 31 March 2002: HK$1,532,257,000) representing 51.41% of the Group total turnover. That was in line with the Group's retail orientated development strategy.

1. *In Mainland China*

In the period, consumer spending in the Mainland was resilient but competition was keen. Our retail turnover and same store sales grew in double-digit when compared on a month-to-month basis with last year. Such outstanding performance was attributed to various factors like appropriate market position, right product design, convenient shop locations, more attractive product mix, improved storefront services and efficient stock replenishment system. In the nine month period under review total retail turnover of HK$840,610,000 (Year ended 31 March 2002: HK$1,016,435,000) was registered.

By the end of 2002, the retail network in the Mainland comprised 633 shops (31 March 2002: 527 shops) including 152 franchised shops (31 March 2002: 51 shops).

2. *In Australia*

During the period, the Management focused on exploring more competitive sources of supplies and worked relentlessly in improving product design, storefront services and product mix for each and every shop. Subsequent to the operation realignment, operating margin rebounded back to a healthy level and same store sales showed positive growth. Australian operation thus turned around and was able to make profit contribution to the Group again.

During the period, due to the disposal of the network in New Zealand, the number of shops was reduced to 173 (31 March 2002: 197 shops) including 6 franchised shops (31 March 2002: 6 shops). In the nine month period total sales amounted to HK$412,088,000 (Year ended 31 March 2002: HK$515,822,000).

	Retail operation HK$'000	Year ended 31 March 2002 Export operation HK$'000	Other operation HK$'000	Consolidated HK$'000
Segment revenue:				
Sales to external customers	1,532,257	1,196,541	196,052	2,924,850
Other revenue and gains	8,930	25,034	37,977	71,941
Total revenue	1,541,187	1,221,575	234,029	2,996,791
Segment results	102,641	121,962	42,405	267,008
Interest income and unallocated revenue				25,285
Unallocated expenses				(25,594)
Profit from operating activities				266,699
Finance costs				(31,691)
Share of profits and losses of:				
Jointly-controlled entities		537	4,183	4,720
Associates		27,609		27,609
Profit before tax				267,337
Tax				(19,977)
Profit before minority interests				247,360
Minority interests				(94,595)
Net profit from ordinary activities attributable to shareholders				152,765

Geographical locations

	Period from 1 April 2002 to 31 December 2002						
	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue: Sales to external customers	909,322	119,252	847,147	415,972	48,251	96,623	2,436,567

	Year ended 31 March 2002						
	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue: Sales to external customers	1,048,600	136,133	1,082,277	516,696	45,026	96,118	2,924,850

(3) **Profit from operating activities**

Profit from operating activities is arrived at after charging:

	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 March 2002 HK$'000
Depreciation of fixed assets	79,654	120,082
Amortisation of permanent quota	1,640	3,165
Impairment of fixed assets	3,644	–
Impairment of interests in jointly-controlled entities	4,119	–

(4) **Tax**

Hong Kong profits tax has been provided at the rate of 16% (Year ended 31 March 2002: 16%) on the estimated assessable profits arising in Hong Kong during the period/year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 March 2002 HK$'000
Company and its subsidiaries:		
Hong Kong	12,074	13,955
Overprovision in prior years	(3,054)	(2,668)
Elsewhere	38,618	4,672
Deferred tax	1,492	–
	49,130	15,959
Share of tax attributable to:		
Jointly-controlled entities	33	277
Associates	4,031	3,741
	4,064	4,018
Tax charge for the period/year	53,194	19,977

Export

The manufacturing operations continued to support the retail and export business. North America was our main market. In the period under review, the retail market in US was fairly soft. On top of that we had to weather through the difficulties of port strike along the West Coast and US embargo on Bangladesh's textile export. Pricing pressure arising from the ebbing demand unveiled another round of squeeze in margin and encroached on our gross profit. In order to mitigate the adverse impact, the Management and staff endeavoured in streamlining the work process and improving efficiency along the production chain so as to reduce production cost and increase flexibility.

In anticipation of the disbandment of export quota in 2005 resulting in even keener competition, the Management made financial provisions and strove for cost reduction and efficiency enhancement as part of the preparations to meet with the potential challenges.

In the nine month period under review, the total export turnover of HK$981,686,000 (Year ended 31 March 2002: HK$1,196,541,000) was recorded representing 40.29% of the total turnover of the Group.

Other Businesses

Among other businesses, trading of fabric was the main operation. In the nine month period under review, a turnover of HK$202,183,000 (Year ended 31 March 2002: HK$196,052,000) was registered.

FINANCIAL POSITION

The Group's financial position became healthier. As stated before, the levels of net cash in hand and inventory in the period under review were towards better status.

During the period under review, the Group entered into foreign currency forward contracts to hedge the currency risk in Australian dollars. The Group's contingent liabilities mainly comprised of export bills discounted with recourse. As at 31 December 2002, the said contingent liabilities amounted to HK$35,479,000 (31 March 2002: HK$4,769,000).

HUMAN RESOURCES

As at 31 December 2002, the Group's total number of employees was about 26,000. The Group offered a competitive remuneration package to its employees. In addition, bonus and share options were granted to employees based on the Group's performance and individual performance.

SOCIAL RESPONSIBILITY

At Glorious Sun, we believe that business profitability and social responsibility are compatible. In addition to the fair and reasonable compensation and benefits, we provide members of our staff with chances to learn and grow. We also take responsibility for the reputation of the Group.

In all of our production bases, factory managers have to strictly comply with the Management's guidelines and regulations on working conditions, wages, working hours, discrimination, child labour and environmental requirements. With charitable foundation set up by the Management and the volunteer services from our staff, we provide medical and health care, nourishment food and shelter, scholarships, educational facilities and other services to the needy ones and in particular to children and youths. At Glorious Sun, our staff are encouraged to live up to the traditional ethical values which are applicable to our business as well as our being. Only by upholding these basic values, the Group and our staff are able to grow healthily and eternally.

PROSPECTS

Looking forward to the ensuing year, the Management takes an optimistic but cautious attitude. The economic prospects post Iraqi war are full of uncertainties. Although we anticipate that our export business will still under great pricing pressure, we expect our retail operations to have a stronger growth. The Australian retail operations will continue to be profitable. The Mainland China macroeconomic development will still be heading upwards and the retail market will remain resilient. The Management will be more aggressive in expanding retail operations there. We will try our very best to further elevate the image of Jeanswest so as to expand our market share and to maintain our competitive advantages.

In the period, the Group has entered into a joint venture with the Quiksilver Group to enter into the PRC market. Quiksilver is one of the most successful international brands for young people casual lifestyle apparel. Quiksilver is the market leader in surfing and board-riding sports wears. This joint venture represents the combination of the Group's more than 20 years successfully operating experience in the PRC and the outstanding ability of Quiksilver in developing products with unique characteristics and brand building to get a share in the ever-expanding youth apparel market in the PRC. The joint venture's initial plan is to open 5 to 10 shops in Shanghai by late 2003 or early 2004 so as to secure a foothold in the market to build up a nation-wide distribution network.

In the absence of major unforeseeable adverse changes, the Management has confidence to have better Group results in 2003.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on Thursday, 5 June 2003. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting of the Company which is expected to be published on or around Monday, 28 April 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the nine months ended 31 December 2002.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
Charles Yeung, J.P.
Chairman

Hong Kong, 17 April 2003



GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）

由二零零二年四月一日至二零零二年十二月三十一日止九個月 業績公佈

業績

旭日企業有限公司（「本公司」）董事局欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零二年十二月三十一日止九個月之經審核綜合業績，及截至二零零二年三月三十一日止年度之比較數字如下：

	附註	二零零二年四月一日至二零零二年十二月三十一日 *港幣千元*	截至二零零二年三月三十一日止年度 *港幣千元*
營業額	(2)	2,436,567	2,924,850
銷售成本		(1,423,002)	(1,693,723)
毛利		1,013,565	1,231,127
其他收入及收益		77,435	89,216
銷售及分銷成本		(470,415)	(602,878)
行政費用		(316,790)	(412,350)
其他經營費用		(70,615)	(46,426)
出售附屬公司之溢利／（虧損）		(1,541)	8,010
經營業務溢利	(3)	231,639	266,699
融資成本		(15,723)	(31,691)
應佔溢利及虧損：			
一 共同控制公司		2,344	4,720
一 聯營公司		23,376	27,609
除稅前溢利		241,636	267,337
稅項	(4)	(53,194)	(19,977)
未計少數股東權益前溢利		188,442	247,360
少數股東權益		(60,362)	(94,595)
股東應佔日常業務純利		128,080	152,765
股息	(5)	102,060	102,060
轉撥往不可分派儲備		(237)	(936)
		港仙	港仙
每股盈利			
基本	(6a)	12.80	15.27
攤薄後	(6b)	不適用	不適用

附註：

(1) 採納新頒及經修訂之會計實務準則（「會計準則」）

於本期間，本集團首次採納下列由香港會計師公會頒佈之新頒及經修訂之會計準則。採納該等會計準則致使本集團之會計政策作出若干變動，及令本集團需於財務報表內作出額外及全新之披露，此外，過往年度之若干比較數字已重列，以達至呈報一致。

會計準則第一號（經修訂）	：	「財務報表之呈列」
會計準則第十一號（經修訂）	：	「外幣換算」
會計準則第十五號（經修訂）	：	「現金流轉表」
會計準則第三十四號	：	「僱員福利」

有關本集團會計政策變動之詳情及採用該等新政策的影響將載於本集團截至二零零二年十二月三十一日止期間之年報內。

(2) 分類資料

本集團按業務及地域劃分之營業額及業績分析如下：

業務分類

	二零零二年四月一日至二零零二年十二月三十一日 零售業務 *港幣千元*	出口業務 *港幣千元*	其他業務 *港幣千元*	綜合 *港幣千元*
分類收入：				
向外間顧客銷貨	1,252,698	981,686	202,183	2,436,567
其他收入及收益	3,766	29,496	33,365	66,627
總收入	1,256,464	1,011,182	235,548	2,503,194
分類業績	113,959	77,781	52,544	244,284
利息收入及未分配收入				10,808
未分配費用				(23,453)
經營業務溢利				231,639
融資成本				(15,723)
應佔溢利及虧損：				
共同控制公司		1,083	1,261	2,344
聯營公司		23,376		23,376
除稅前溢利				241,636
稅項				(53,194)
未計少數股東權益前溢利				188,442
少數股東權益				(60,362)
股東應佔日常業務純利				128,080

(5) 股息

	二零零二年四月一日至二零零二年十二月三十一日 *港幣千元*	截至二零零二年三月三十一日止年度 *港幣千元*
中期－每股普通股2.70港仙（截至二零零二年三月三十一日止年度：2.70港仙）	27,016	27,016
擬派發末期－每股普通股7.50港仙（截至二零零二年三月三十一日止年度：7.50港仙）	75,044	75,044
	102,060	102,060

(6) 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零二年十二月三十一日止九個月之股東應佔純利128,080,000港元（截至二零零二年三月三十一日止年度：152,765,000港元）及期內已發行股份1,000,584,000股（截至二零零二年三月三十一日止年度：1,000,584,000股）計算。

(b) 每股攤薄盈利

由於截至二零零二年十二月三十一日止期間及二零零二年三月三十一日止年度內，本公司尚未行使購股權之認購價分別高於截至二零零二年十二月三十一日止期間及二零零二年三月三十一日止年度的平均市場價，故每股基本盈利並沒有被攤薄。

(7) 更改會計年度結算日

誠如二零零二年十二月三日之公佈，本公司董事決定將本公司之會計年度結算日由三月三十一日改為十二月三十一日。因此，合併損益表及相關附注數字僅涉及二零零二年四月一日至二零零二年十二月三十一日九個月，故與截至二零零二年三月三十一日止年度之比較數字並不可以相應比較。

股息

董事局已議決向股東建議派發截至二零零二年十二月三十一日止九個月末期股息每股7.50港仙（截至二零零二年三月三十一日止年度：7.50港仙），末期股息總額為75,044,000港元；須經由股東在二零零三年六月五日（星期四）舉行之股東週年大會上批准。倘獲股東通過，末期股息預期約於二零零三年六月十二日（星期四）派發予二零零三年六月五日（星期四）登記於股東名冊之股東。

暫停辦理股份過戶登記手續

本公司將由二零零三年五月三十日（星期五）至二零零三年六月五日（星期四）止（首尾兩天包括在內）暫停辦理股份過戶登記手續。為獲派擬派之末期股息，所有股份過戶文件連同有關股票必須於二零零三年五月二十九日（星期四）下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司（本公司在香港之股份過戶登記處）登記。

集團業績

截至二零零二年十二月三十一日止，為期九個月的財政期間，市場對世界經濟發展的取態有頗大起伏。年初對經濟復甦抱有樂觀態度，隨後美國公司會計醜聞，企業盈利未能如預期改善，美元匯價轉弱，美伊戰爭前景不明朗，使企業資本投資大幅縮減，全球股市節節下滑，美國消費意欲下降。在此不利大環境下，集團溢利如照全年十二個月伸算，仍有11.79%增長；這是有賴管理層一貫審慎理財、穩步發展及市場導向的策略。

集團出口業務以美洲為主要市場；雖然期間美國碼頭發生工潮及出口單價仍然受壓，總出口量比去年同期，按月對比仍有增長。澳洲零售業務已轉虧為盈，錄得經營溢利。中國經濟依然強勁，集團中國零售業務雖然面對激烈競爭，銷售總額及同店舖增長均錄得雙位數的增幅，市場份額擴大，利潤亦上升，真維斯已經成為最受歡迎休閑服品牌之一。

在回顧期內，集團財政狀況繼續增強，存貨水平亦續有改善，對不明朗資產之價值亦作適當的撥備。二零零二年十二月三十一日手上持有現金額增至659,029,000港元（二零零二年三月三十一日：555,236,000港元），加以已作了上述撥備，管理層認為集團已有足夠準備面對市場可能逆轉而帶來之衝擊。截至二零零二年十二月三十一日止的九個月內，集團共錄得綜合營業額2,436,567,000港元（截至二零零二年三月三十一日止年度：2,924,850,000港元）。股東應佔純利為128,080,000港元（截至二零零二年三月三十一日止年度：152,765,000港元）。

業務回顧

零售業務

在回顧之財政期間，零售業務表現全面改善。去年仍錄得虧損的澳洲零售業務，即使因出售了紐西蘭零售網絡而使其店舖數目減少，但其業績已轉虧為盈，又能再為集團提供盈利。中國零售自營店的開店速度雖然穩健，但因同店舖銷售增長理想，使整體業績升勢持續，銷售額與去年同期按月比較仍保持雙位數字之增長，存貨水平亦能符合期初預算，存貨可供銷售日從去年之61日改善至59日。二零零二年底集團零售網絡有店舖806間（二零零二年三月三十一日：724間），其中包括特許經銷店158間（二零零二年三月三十一日：57間）。截至二零零二年十二月三十一日止九個月，零售業務銷售總額為1,252,698,000港元（截至二零零二年三月三十一日止年度：1,532,257,000港元），佔集團綜合營業額51.41%，反映了集團以零售為主導的發展策略。

I. 在中國內地

期內中國內地零售市道雖然活躍，但競爭異常劇烈。可幸真維斯品牌已深入人心，貨品之設計與市場定位得宜，店舖網絡分佈較為方便，每間店舖之貨品組合更能切合顧客需求，店面服務深受好評，補貨的效率亦有提高，故此同店舖銷售額及總銷量與去年同期按月比較均錄得雙位數字的增幅。期內九個月零售總額錄得840,610,000港元（截至二零零二年三月三十一日止年度：1,016,435,000港元）。

二零零二年年底，集團在中國的零售網絡有店舖633間（二零零二年三月三十一日：527間），其中包括152間特許經銷店（二零零二年三月三十一日：51間）。

	截至二零零二年三月三十一日止年度			
	零售業務	出口業務	其他業務	綜合
	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：				
向外間顧客銷貨	1,532,257	1,196,541	196,052	2,924,850
其他收入及收益	8,930	25,034	37,977	71,941
總收入	1,541,187	1,221,575	234,029	2,996,791
分類業績	102,641	121,962	42,405	267,008
利息收入及未分配收入				25,285
未分配費用				(25,594)
經營業務溢利				266,699
融資成本				(31,691)
應佔溢利及虧損：				
共同控制公司		537	4,183	4,720
聯營公司		27,609		27,609
除稅前溢利				267,337
稅項				(19,977)
未計少數股東權益前溢利				247,360
少數股東權益				(94,595)
股東應佔日常業務純利				152,765

地區分類

	二零零二年四月一日至二零零二年十二月三十一日						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	綜合
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：							
向外間顧客銷貨	909,322	119,252	847,147	415,972	48,251	96,623	2,436,567

	截至二零零二年三月三十一日止年度						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	綜合
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：							
向外間顧客銷貨	1,048,600	136,133	1,082,277	516,696	45,026	96,118	2,924,850

(3) **經營業務溢利**

經營業務溢利已扣除下列各項：

	二零零二年四月一日至二零零二年十二月三十一日	截至二零零二年三月三十一日止年度
	港幣千元	港幣千元
固定資產折舊	79,654	120,082
永久配額攤銷	1,640	3,165
固定資產減值	3,644	—
共同控制公司減值	4,119	—

(4) **稅項**

香港利得稅乃根據本期間／年度在香港產生之估計應課稅溢利按稅率16%(截至二零零二年三月三十一日止年度：16%)作出撥備。其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	二零零二年四月一日至二零零二年十二月三十一日	截至二零零二年三月三十一日止年度
	港幣千元	港幣千元
本公司及其附屬公司：		
香港	12,074	13,955
往年度超額撥備	(3,054)	(2,668)
其他地區	38,618	4,672
遞延稅項	1,492	—
	49,130	15,959
應佔稅項：		
共同控制公司	33	277
聯營公司	4,031	3,741
	4,064	4,018

2. *在澳洲*

期內管理層全力開發具競爭力之貨源，同時亦悉力改善商品設計、提高店前服務，並按不同店舖需要，調整配貨組合。經全面整頓後，已能將經營毛利率提升至健康水平，同店舖銷售額亦回復增長。澳洲零售業務因而又再能為集團提供盈利貢獻。

期內由於已將紐西蘭之網絡售出，故店舖數目縮減至173間(二零零二年三月三十一日：197間)，銷售額在期內九個月共錄得412,088,000港元(截至二零零二年三月三十一日止年度：515,822,000港元)。

出口業務

生產部門是以支援零售及出口業務為目的。集團出口業務向以北美洲為主要市場。在回顧的財政期內，北美洲零售市道日漸呆滯。期間西岸碼頭發生工潮，在孟加拉的生產亦受到美國實施進口卡關的衝擊；但對業績影響較大者仍是出口單價因市場欠佳而有下調壓力，使經營毛利下滑。管理層及有關員工正盡力精簡工作流程，提高生產各環節的效率，壓縮工作成本及提高應變能力，以減輕上述衝擊。

有鑑於2005年出口配額即將取消，雖然限制出口量的主要制肘終告撤消，但屆時競爭定將更白熱化；故管理層除在財務上有撥備安排外，更針對可能出現之各種衝擊作準備，其中降低成本及提高效率是首要工作。

期內九個月出口銷售總額錄得981,686,000港元(截至二零零二年三月三十一日止年度：1,196,541,000港元)，佔集團綜合營業額40.29%。

其他業務

其他業務主要為布匹買賣。在回顧的財政年度九個月內共錄得銷售額202,183,000港元(截至二零零二年三月三十一日止年度：196,052,000港元)。

財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平均於本回顧期內繼續趨向更好方面發展。

在回顧期內，本集團亦有訂立外匯期貨合約，用以減低澳元收入之匯兌風險。至於本集團的或然負債仍以貼現可追溯之出口票據為主，於二零零二年十二月三十一日，該項或然負債是35,479,000港元(二零零二年三月三十一日：4,769,000港元)。

人力資源

於二零零二年十二月三十一日，本集團之僱員總數約26,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及購股權。

社會責任

在旭日，我們深信營商謀利與對社會盡責可以並行。旭日除對員工提供合理的薪酬及福利，給予員工學習、成長的機會外，更對集團之信譽負責。

集團轄下各個生產基地，各工廠負責人均須嚴格依循管理層訂下有關生產環境、薪酬與工時、歧視、童工及環保等要求與守則。透過管理層成立的慈善基金及員工的自發參與，我們大力支持醫療與保健工作、救急食品及住房的提供、助學金、教育設施的捐贈及其他專為有需要的青少年而提供的服務。在旭日裡，各員工均互勉信守傳統的基本道德價值，並認為營商有道，做人亦要有道，企業與員工才能健康成長，才能長久。

展望

展望下年度，管理層持審慎樂觀態度。美伊戰爭後經濟前景充滿不明朗因素。雖然出口商品價格仍然會受壓，但零售業務會有較大的增長，其中澳洲零售業務已轉虧為盈，中國宏觀經濟發展勢頭仍向上，零售市道依然暢旺，故管理層將以較進取態度發展當地零售業務。有關負責人正努力將真維斯品牌形像進一步提高，爭取將市場份額繼續擴大，以保持現有之競爭優勢。

期內集團與美國休閒服名牌Quiksilver組成聯營公司開拓中國市場。Quiksilver是主攻青少年男女休閒服飾的國際名牌，在滑浪、滑板運動衣飾上是世界市場的領導者。是次聯盟是以集團在中國多年的成功經驗，結合Quiksilver風格獨特，馳名世界的品牌及其優越的服飾設計能力，共同拓展中國日益擴大的青少年服飾市場。聯營公司的初步計劃是在二零零三年下半年及二零零四年初在上海開設5至10間專門店，以此奠定穩固基礎，進而建立全國的分銷網絡。

如無不可逆料的重大事故，管理層有信心集團二零零三年的業績可望進一步改善。

股東週年大會

本公司擬於二零零三年六月五日(星期四)舉行股東週年大會，詳情請參閱預期於二零零三年四月二十八日(星期一)或該日左右刊登之股東週年大會通告。

購買、出售或贖回本公司之上市證券

於截至二零零二年十二月三十一日止九個月內，本公司及其任何附屬公司概無購買、出售或贖回本公司之上市證券。

在聯交所網頁刊登資料

本公司將於稍後在香港聯合交易所有限公司(「聯交所」)網頁上刊登載有聯交所證券上市規則附錄十六第45(1)段至45(3)段所規定之業績資料。

承董事局命
楊釗太平紳士
董事長



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 5 June 2003 at 3:30 p.m. for the following purposes:

1. To receive and consider the financial statements and the reports of the directors and auditors for the nine months ended 31 December 2002.
2. To declare the final dividend for the nine months ended 31 December 2002.
3. To elect directors and to fix the directors' remuneration.
4. To appoint auditors and to authorise the board of directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

(A) "**THAT**:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (i) of the resolution set out as resolution 5(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (iii) of such resolution."

6. To transact any other ordinary business of the Company.

By Order of the Board
Liu Cheung Yuen
Company Secretary

Hong Kong, 28 April 2003

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.
2. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend and the identity of members who are entitled to attend and vote at the meeting from Friday, 30 May 2003 to Thursday, 5 June 2003, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Thursday, 29 May 2003.



GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）

股東週年大會通告

茲通告旭日企業有限公司（「本公司」）訂於二零零三年六月五日（星期四）下午三時三十分假座香港灣仔港灣道一號香港會議展覽中心西南座七樓皇朝會董事廳舉行股東週年大會，藉以處理下列事項：

1. 省覽及採納截至二零零二年十二月三十一日止九個月之財務報表及董事局報告與核數師報告。

2. 宣派截至二零零二年十二月三十一日止九個月之末期股息。

3. 選舉董事並釐定董事酬金。

4. 聘任核數師，並授權董事局釐定其酬金。

5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

(A) 「**動議**：

(i) 在本決議案(iii)分段之限制下，一般性及無附帶條件批准本公司董事局，在有關期間（如下文所定義）內，行使本公司所賦權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及認股權；

(ii) 本決議案(i)分段之批准，將授權本公司董事局可在有關期間內，作出或授予可能須於有關期間終止後，行使此等權力之售股建議、協議及認股權；

(iii) 本公司董事局依據本決議案(i)分段之批准所發行或有附帶條件或無附帶條件同意配發（不論是否依據認股權而配發者）之股本面值總額，不得超過：(aa)本公司於本決議案日期之已發行股本面值總額百分之二十；及(bb)（如本公司董事局已由本公司股東於另一普通決議案授權）本公司於本決議案日期起購回本公司股本面值（最高相等於本決議案日期之已發行股本面值總額百分之十）之總額，而該批准須受此數額限制；惟不包括(a)配售新股（如下文所定義），或行使任何可轉換為本公司股份之證券之換股權或認購權而發行之本公司股份，或(b)依據本公司現時採納之購股權計劃或相類安排授予本公司或其附屬公司行政人員及／或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排（根據本公司之公司細則）而發行之本公司股份；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股（惟本公司董事局有權在需要或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排）。」

(B) 「**動議**：

(i) 在本決議案(ii)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間（如下文所定義）內行使本公司所賦權力，以回購本公司已發行股本中之股份；

(ii) 本公司依據本決議案(i)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

(iii) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

(C) 「**動議**授權本公司董事局，行使根據此會議通告中（本決議案構成其中一部份）之決議案5(A)(i)分段，有關本公司之股本決議案(iii)(bb)分段所言之權力。」

6. 處理本公司任何其他普通事項。

承董事局命
廖祥源
公司秘書

香港，二零零三年四月二十八日

附註：

1. 凡有權在上述通告有關之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送交本公司主要營業地點香港九龍觀塘巧明街97號旭日集團大廈，方為有效。

3. 本公司將由二零零三年五月三十日（星期五）起至二零零三年六月五日（星期四）止（首尾兩天包括在內）暫停辦理股份過戶登記手續，以便確定獲擬派末期股息之股東及有權出席大會及投票之股東之身份。為獲派擬派之末期股息，所有股份過戶表格連同有關股票必須於二零零三年五月二十九日（星期四）下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司（本公司在香港之股份過戶登記處）。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Glorious Sun Enterprises Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Charles Yeung, J.P. *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman
Ms. Cheung Wai Yee
*Mr. Wong Man Kong, Peter, J.P.
*Mr. Lau Hon Chuen, Ambrose, G.B.S., J.P.

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

*Independent non-executive Director

30 April 2003

To the shareholders of Glorious Sun Enterprises Limited

Dear Sir or Madam,

Explanatory Statement in relation to the Repurchase Mandate (as hereinafter defined)

This is an explanatory statement given to all the shareholders of Glorious Sun Enterprises Limited (the "Company") relating to an ordinary resolution to approve the general mandate to repurchase the Company's securities ("Repurchase Mandate") to be proposed at the annual general meeting of the Company to be held on Thursday, 5 June 2003. This explanatory statement contains all the information reasonably necessary for shareholders to make an informed decision on whether or not to vote in favour of the ordinary resolution approving the Repurchase Mandate.

(i) Share Capital

As at 25 April 2003, being the latest practicable date (the "Latest Practicable Date") prior to the printing of this document, the issued share capital of the Company was 1,000,584,000 shares of HK$0.10 each, all of which are fully paid ("Shares"). As at such date, there were outstanding share options granted under the Company's share option scheme entitling holders thereof to subscribe for an aggregate of 79,440,000 Shares at subscription prices ranging from HK$1.80 to HK$2.876 per Share (subject to adjustment).

Subject to the passing of the ordinary resolution approving the Repurchase Mandate and on the basis that no further Shares are issued or repurchased prior to the annual general meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 100,058,400 Shares during the course of the period prior to the next annual general meeting.

(ii) Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to repurchase Shares on the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders as a whole. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per Share.

(iii) Funding of Repurchases

Repurchases must be funded out of funds which are legally available for the purpose in accordance with the Company's constitutive documents and Bermuda law, being capital paid up on the purchased Shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. It is envisaged that the funds required for any repurchase would be derived from such sources.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. No material adverse impact on the working capital requirements or gearing levels of the Company (as compared with the position disclosed in the audited financial statements for the period from 1 April 2002 to 31 December 2002 contained in the Company's 2002 annual report) is anticipated in the event that the Repurchase Mandate is exercised in full.

(iv) Share Prices

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest prices at which the Shares were traded on the Stock Exchange were as follows:

	Shares	
	Highest	Lowest
	HK$	*HK$*
2002		
April	1.470	1.350
May	1.920	1.410
June	1.690	1.500
July	1.750	1.590
August	1.740	1.620
September	1.690	1.530
October	1.530	1.320
November	1.540	1.430
December	1.580	1.480
2003		
January	1.750	1.560
February	1.890	1.600
March	2.100	1.730

(v) General

None of the Directors or, to the best of their knowledge having made all reasonable enquires, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the shareholders.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules, the memorandum of association and bye-laws of the Company and the laws of Bermuda. So far as the Directors are aware, the Company does not have any present intention to repurchase Shares pursuant to the Repurchase Mandate.

If as a result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder or a group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any shareholder or a group of shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code as a result of the Directors exercising the power to repurchase Shares pursuant to the Repurchase Mandate. Accordingly, the Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any repurchases made pursuant to the Share Repurchase Mandate.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of Shares.

There have been no repurchases of any Shares of the Company made in the six months preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

(vi) Recommendation

The Directors consider that the approval of Repurchase Mandate is in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of the ordinary resolution relating to the Repurchase Mandate to be proposed at the annual general meeting of the Company.

Yours faithfully,
Mr. Charles Yeung, J.P.
Chairman



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

Form of proxy for use at the Annual General Meeting to be held on Thursday, 5 June 2003 at 3:30 p.m.

No. of shares to which this form of proxy relates (note 1)	

I/We (note 2), ____________________

of ____________________

being the shareholder(s) of Glorious Sun Enterprises Limited (the "Company"), hereby appoint (note 3) the Chairman of the Meeting or failing him ____________________

of ____________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 5 June 2003 at 3:30 p.m. and at any adjournment thereof on the undermentioned resolutions as indicated (note 4):

		FOR (note 4)	AGAINST (note 4)
1.	To receive and adopt the Financial Statements and the Reports of the Directors and Auditors for the nine months ended 31 December 2002.		
2.	To declare the final dividend for the nine months ended 31 December 2002.		
3.	(a) (i) To elect Mr. Yeung Chun Fan as a Director.		
	(ii) To elect Mr. Hui Chung Shing, Herman as a Director.		
	(b) To fix the Directors' remuneration.		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	(a) To grant an unconditional mandate to the Directors to allot shares.		
	(b) To grant an unconditional mandate to the Directors to purchase the Company's own shares.		
	(c) To extend the share issue mandate granted to the Directors.		

Dated this ____________ day of ____________ 2003

Signature (note 5) ____________________

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK CAPITALS**.
3. If any proxy other than the Chairman is preferred, delete the words "the Chairman of the Meeting" and insert the name and address of proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.
4. Please indicate with a "✓" in the appropriate space beside each resolution how you wish the proxy to vote on your behalf. If this form is returned duly signed, but without any indication, the proxy may vote for or against the resolution or may abstain at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Principal Place of Business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.
8. The proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.

此乃要件　請即處理

閣下如對本文件之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之旭日企業有限公司股份全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）

董事：
楊　釗太平紳士 *（董事長）*
楊　勳先生 *（副董事長）*
楊　浩先生
鮑仕基先生
許宗盛先生
張慧儀女士
*王敏剛太平紳士
*劉漢銓　金紫荊星章、太平紳士

*獨立非執行董事

主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

有關回購授權
（按下文所定義）之說明文件

本說明文件乃發給旭日企業有限公司（「本公司」）全體股東，就有關本公司將於二零零三年六月五日（星期四）舉行之股東週年大會上提呈一項普通決議案以批准一般授權購回本公司之證券（「回購授權」）。本說明文件載有一切合理所需之資料，使各股東可於掌握有關資料之情況下決定投票贊成或反對批准回購授權之普通決議案。

(i) **股本**

於二零零三年四月二十五日(即本文件付印前之最後實際可行日期，「最後實際可行日期」)，本公司已發行股本為1,000,584,000股每股面值0.10港元之股份，全部均已繳足股款(「股份」)。於同日，本公司尚有根據本公司購股權計劃授出而尚未行使之認股權，該等購股權賦予其持有人權利可按每股1.80港元至2.876港元之認購價(可予調整)認購合共79,440,000股股份。

在批准回購授權之普通決議案獲通過之條件下，並按照於股東週年大會前不會進一步發行或購回股份之基準，本公司可於來年股東週年大會前之期間內依據回購授權可購回最多達100,058,400股股份。

(ii) **購回證券之理由**

董事局相信股東授予董事局一般性權力以便於市場購回股份，乃符合本公司及其股東之最佳利益。董事局只會在認為購回股份將整體性對本公司及其股東有利益之情況下方進行購回。視乎當時市場情況及資金安排而定，購回證券可提高每股股份之資產淨值及／或盈利及／或股息。

(iii) **購回證券之資金**

購回證券必須以根據公司的組織文件及百慕達法例，可依法撥作此用途之資金進行(即所購回股份之已繳股本；或本公司原可供派息或分派之資金；或就集資購回證券而新發行股份所得之款項)。於一項購買中，任何超逾將予購買股份面值之溢價，必須由本公司原可供派息或分派或由本公司之股份溢價賬撥支之資金提供；預期任何購回證券所需資金將由此等資金來源提供。

倘回購授權使董事局認為本公司之營運資金需求或資本負債比率構成重大不利影響，則董事局不會建議行使回購授權。預期全面行使回購授權將不會對本公司之營運資金需求或資本負債比率產生任何重大不利影響(相對於本公司二零零二年年報所載由二零零二年四月一日至二零零二年十二月三十一日止期間經審核財務報表所披露之狀況而言)。

(iv) 股份價格

股份於最後實際可行日期前十二個月期間，每月在聯交所之最高及最低成交價如下：

	股份	
	最高	最低
	港元	*港元*
二零零二年		
四月	1.470	1.350
五月	1.920	1.410
六月	1.690	1.500
七月	1.750	1.590
八月	1.740	1.620
九月	1.690	1.530
十月	1.530	1.320
十一月	1.540	1.430
十二月	1.580	1.480
二零零三年		
一月	1.750	1.560
二月	1.890	1.600
三月	2.100	1.730

(v) 一般事項

倘回購授權獲股東批准，各董事(就彼等於作出一切合理查詢後所知)或彼等之聯繫人士目前概無意將任何股份售予本公司。

董事局已向聯交所作出承諾，彼等將依據上市規則、本公司之公司大綱和細則及百慕達法例之規定，按照回購授權行使本公司權力以購回證券。就董事所知，本公司現無意根據回購授權購回股份。

倘因本公司購回股份，以致某位股東所享有之本公司投票權比率增加，則根據香港公司收購及合併守則(「收購守則」)，增加之投票權將被視作一項收購事項。因此，一名股東或多位共同行動之股東，視乎股東權益之增加水平，可取得或鞏固本公司之控制權而須依據收購守則第26及32條提出強制收購建議。董事局並未知悉有任何股東，或多位共同行動之股東，會因董事局依據回購授權行使購回股份之權力而須依據收購守則第26及32條提出強制收購建議。因此，董事局並未察覺如根據回購授權購回股份後，依據收購守則而產生任何後果。

目前並無任何關連人士(按上市規則所定義)已知會本公司，表示現擬將股份售予本公司，亦無承諾不會將之售予本公司(倘本公司獲授權購回股份)。

本公司於最後實際可行日期前六個月內並無購回本公司任何股份(無論於聯交所或其他地方)。

(vi) 推薦意見

董事認為批准回購授權是符合本公司及各股東之最佳利益，並建議各股東於本公司之股東週年大會上，投票贊成將被提呈有關回購授權之普通決議案。

此 致

旭日企業有限公司
各股東 台照

董事長
楊釗太平紳士
謹啟

二零零三年四月三十日



GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）

二零零三年六月五日（星期四）下午三時三十分舉行
之股東週年大會之代表委任表格

與本代表委任表格有關之股份數目 [註1]	

本人／吾等 [註2] ______________________________

地址為 ______________________________

為旭日企業有限公司（「本公司」）之股東，茲委任 [註3] 大會主席，或如其未克出任則委任 ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零三年六月五日（星期四）下午三時三十分假座香港灣仔港灣道一號香港會議展覽中心西南座七樓皇朝會董事廳舉行之股東週年大會及其任何續會，依照下列所載指示投票表決下列決議案 [註4]：

		贊成 [註4]	反對 [註4]
1.	省覽及採納截至二零零二年十二月三十一日止九個月之財務報表及董事局報告與核數師報告。		
2.	宣派截至二零零二年十二月三十一日止九個月之末期股息。		
3.	(a) (i) 選任楊勳先生為董事。		
	(ii) 選任許宗盛先生為董事。		
	(b) 釐定董事酬金。		
4.	聘任核數師，並授權董事局釐定其酬金。		
5.	(a) 無附帶條件授予董事局配發股份之權力。		
	(b) 無附帶條件授予董事局購回本公司本身股份之權力。		
	(c) 擴大授予董事局發行股份之權力。		

日期：二零零三年__________月__________日

簽署 [註5] ______________________________

附註：

1. 請填上登記於　閣下名下與本代表委任表格有關之股份數目。如未有填上股數，則本代表委任表格將被視為與所有登記於　閣下名下之本公司股份有關。
2. 請用正楷填上全名及地址。
3. 如不擬委任大會主席為代表，請將「大會主席」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽示可。
4. 請在每項決議案側之空欄內填上「✓」號，指示受委代表於表決時如何代表　閣下投票。倘若本表格經簽署後交回，但無任何指示，受委代表可自行酌情投票贊成或反對或棄權投票。
5. 本代表委任表格須由　閣下或　閣下正式書面授權之人士簽署，如股東為一公司，則本代表委任表格須加蓋公司印鑑，或由獲正式授權之公司負責人或代理人簽署。
6. 如屬聯名，在排名於首之聯名持有人親自或委任代表投票後，其他聯名持有人之投票將屬無效。就此而言，排名先後乃依照股東名冊內聯名持有人之排名次序而定。
7. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之主要營業地點（地址為香港九龍觀塘巧明街97號旭日集團大廈），方為有效。
8. 受委代表毋須為本公司股東，惟須親自出席大會以代表　閣下。